Exhibit 99.1

ENTRÉE RESOURCES FILES MANAGEMENT INFORMATION CIRCULAR AND ANNOUNCES TWO NEW DIRECTOR NOMINEES

VANCOUVER, BC, May 19, 2022 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (the "Company" or "Entrée") today filed its Notice of Meeting and Management Information Circular (the "Meeting Materials") in connection with its Annual General Meeting of shareholders to be held by audio conference on Thursday, June 16, 2022 at 10:30 a.m. Vancouver time (the "Meeting"). The Meeting Materials are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Meeting Materials are also being sent directly to shareholders.

Mark Bailey, Anna El-Erian and James Harris are not standing for re-election and their terms of office will expire at the Meeting. The Company wishes to thank them for their contributions and oversight and for their many years of dedicated service to Entrée and its stakeholders.

The Company is pleased to announce that Teresa Conway and Paula Rogers will join Alan Edwards, Allan Moss, Michael Price and Stephen Scott as nominees for election to Entrée's Board of Directors at the Meeting.

Stephen Scott, Entrée's President and CEO commented, "First, let me personally thank the three retiring directors who have helped steer the Company admirably over many years.  I also want to say that I am extremely pleased with the very high calibre of the two new nominees standing for election at the Meeting, in addition to Allan Moss who joined in April.  All three individuals bring valuable expertise and experience required to ensure the Company will navigate its next phase of growth as production from the Entrée/Oyu Tolgoi joint venture property approaches."

Teresa Conway is a former executive with 25 years of experience in the North American energy markets. She was most recently the President and CEO of Powerex (2005 - 2017), and prior to that, she was CFO. She was also with PriceWaterhouse Coopers and her primary focus was mining. Ms. Conway holds a BBA from Simon Fraser University and is a Chartered Professional Accountant (CPA, CA). In addition, Ms. Conway has the designation ICD.D from the Institute of Corporate Directors. Ms. Conway also serves on the Board of Directors of Eldorado Gold Corporation and Altius Minerals Corporation.

Paula Rogers has over 25 years of experience working with international public companies, with a special focus on debt and equity-based project financing in the mining industry, corporate governance, financial reporting, and tax strategy.  Ms. Rogers has been an officer of several public companies including Chief Financial Officer of Castle Peak Mining Ltd., Vice President and Treasurer of Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd., where she was responsible for the financing and tax structuring of several significant transactions. She also held various senior finance positions in corporate reporting, tax, and treasury at Finning International Inc. over a period of nine years. Currently, Ms. Rogers is Chair of Diversified Royalty Corp., and also serves on the board of directors of Copper Mountain Mining Corporation and Argonaut Gold Inc.

More information about the nominees is included in the Meeting Materials. All shareholders are encouraged to vote before the Meeting by completing the form of proxy or voting instruction form included with their Meeting Materials and returning it in the manner and by the date and time specified in the instructions provided therein.

All shareholders will have an opportunity to listen to the Meeting, and registered shareholders and duly appointed proxy holders will be permitted to ask questions and vote at the Meeting by dialing 1-800-319-4610 (toll free North America) or +1-604-638-5340 (International) on Thursday, June 16, 2022, at 10:30 a.m. PDT and asking to join the Company's call.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a well-funded Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi joint venture, depending on the depth of mineralization. Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 25%, 9% and 7% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

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SOURCE Entrée Resources

View original content: http://www.newswire.ca/en/releases/archive/May2022/19/c7842.html

%CIK: 0001271554

For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 17:00e 19-MAY-22